Exhibit 4.7
Jason Industries, Inc.
DESCRIPTION OF SECURITIES
The following description summarizes the material terms and provisions of our common stock and preferred stock. For the complete terms of our common stock and preferred stock, please refer to our second amended and restated certificate of incorporation (“certificate of incorporation”), certificate of designations, preferences and limitations for our 8.0% series A convertible perpetual preferred stock (“certificate of designations”) and bylaws. The terms of these securities may also be affected by the Delaware General Corporation Law (the “DGCL”). The summary below is qualified in its entirety by reference to our certificate of incorporation, certificate of designations and bylaws, as such may be amended from time to time.
General
Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, of which 100,000 have been designated as 8.0% Series A Convertible Perpetual Preferred Stock (the “series A preferred stock”).
Common Stock
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders. Our board of directors is currently divided into three separate classes with each class serving a three-year term. There is no cumulative voting with respect to the election of directors. Our common stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.
Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically. In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied. The shares of common stock presently outstanding are duly authorized, validly issued, fully paid and non-assessable.
Included in the number of shares of common stock currently outstanding are 4,906,666 “founder shares” that were issued to our initial public offering sponsor, Quinpario Partners I LLC (the “sponsor”), prior to our August 2013 initial public offering. The founder shares are identical to the other shares of our common stock, and holders of founder shares have the same stockholder rights as all other public stockholders, except that the founder shares are subject to certain transfer restrictions, pursuant to lockup provisions in the letter agreements with us and our initial stockholders and our initial holder. Those lockup provisions currently provide that the founder shares are not transferable or salable until the date (1) with respect to one-fourth of such shares, when the closing price of our common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following June 30, 2014; (2) with respect to one-fourth of such shares, when the closing price of our common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following June 30, 2014; (3) with respect to one-fourth of such shares, when the closing price of our common stock exceeds $15.00 for any 20 trading days within a 30-trading day period following June 30, 2014; and (4) with respect to one-fourth of such shares, when the closing price of our common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following June 30, 2014; or earlier, in any case, if we engage in a transaction after June 30, 2014 (a) resulting in our stockholders having the right to exchange their shares for cash or other securities or (b) involving a consolidation, merger or other change in the majority of our board of directors or management team in which the company is the surviving entity. Notwithstanding the foregoing, the founder shares may be transferred (i) to our officers or directors or other initial stockholders, any affiliates or family members of any of our officers or directors or other initial stockholders, any members of the sponsor, or partners, affiliates or employees of the members of the sponsor, (ii) by gift to a member of the sponsor, partners, affiliates or employees of the members of the sponsor, one of our initial stockholders, an immediate family member of one of the members of the sponsor, to a trust, the beneficiary of which is a family member of a member of the sponsor or partners, affiliates or employees of the members of the sponsor or one of our initial stockholders, or to a charitable organization, (iii) by virtue of laws of descent and distribution upon death of an officer or director or one of our initial stockholders, (iv) pursuant to a qualified domestic relations order, (v) by private sales at prices no greater than the price at which the securities were originally purchased, (vi) by virtue of the laws of Delaware or the sponsor’s limited liability company agreement upon dissolution of the sponsor or (vii) in the event of our consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to June 30, 2014; provided, however, that in the case of clauses (i) through (v) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions. The sponsor distributed certain of its founder shares in 2013 and distributed the rest of its founder shares to its members in late 2014/early 2015.
Warrants
Prior to June 30, 2019, we also had warrants outstanding that entitled the registered holder to purchase one share of our common stock at a price of $12.00 per share, subject to adjustment. These warrants expired on June 30, 2019.
Preferred Stock
Our certificate of incorporation provides that shares of our preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects.
On June 30, 2014, we issued 45,000 shares of series A preferred stock. Holders of the series A preferred stock are entitled to cumulative dividends at an 8.0% dividend rate per annum payable quarterly on January 1, April 1, July 1, and October 1 of each year in cash and/or by delivery of additional shares of series A preferred stock. The Company has paid such quarterly dividends by delivery of additional shares of series A preferred stock since January 1, 2017. The series A preferred stock has no maturity date, is not redeemable by us at any time and will remain outstanding unless converted by the holders or mandatorily converted by us as described below. Holders of the series A preferred stock have the option to convert each share of series A preferred stock into approximately 81.18 shares of our common stock (which is equivalent to an initial conversion price of approximately $12.32 per share), subject to certain adjustments in the conversion rate.
On January 22, 2018, certain holders of series A preferred stock exchanged 12,136 shares of series A preferred stock for 1,395,640 shares of common stock, a conversion rate of 115 shares of common stock for each share of series A preferred stock.
On or after June 30, 2016, we have the right, at our option, to cause all outstanding shares of the series A preferred stock to be automatically converted into shares of our common stock, at the then effective conversion rate, if the closing sale price of our common stock equals or exceeds 125% of the conversion price for at least 20 trading days in a period of 30 consecutive trading days.
If we undergo certain fundamental changes (as defined in the certificate of designations) the series A preferred stock will automatically be converted into our common stock on the effective date of such fundamental change at a conversion rate (subject to specified adjustments) equal to the greater of (x) the then effective conversion rate (without giving effect to such fundamental change adjustment) and (y) the quotient of (i) the sum of the $1,000 liquidation preference plus all accumulated and unpaid dividends to, but excluding, the settlement date for such conversion, divided by (ii) the volume weighted average of the closing sale prices of our common stock for the five consecutive trading days ending on the third business day prior to such settlement date; provided that, in the case of clause (y), the prevailing conversion rate as adjusted will not exceed the conversion rate obtained by dividing the $1,000 liquidation preference by 66 2/3% of the closing sale price of our common stock on June 30, 2014, the date of the initial issuance of the series A preferred stock (the closing sales price of our common stock on June 30, 2014 was $10.49).

The series A preferred stock also contains limitations that prevent the holders thereof from acquiring shares of common stock upon conversion that would result in the number of shares beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of our common stock then outstanding.
Except with respect to certain material and adverse changes to the series A preferred stock as described in the certificate of designations, holders of series A preferred stock do not have voting rights and will have no right to vote for any members of our board of directors, except as may be required by the DGCL.
Neither our certificate of incorporation nor the certificate of designations prohibits us from issuing additional series of preferred stock that would rank equally to the series A preferred stock as to dividend payments and liquidation preference. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the series A preferred stock in the event of our liquidation, winding-up or dissolution. It may also reduce cash dividend payments on the series A preferred stock if we do not have sufficient funds to pay dividends on all series A preferred stock outstanding and outstanding parity preferred stock.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:
•no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•our directors serve staggered three-year terms;
•the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
•the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
•the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
•limiting the liability of, and providing indemnification to, our directors and officers;
•controlling the procedures for the conduct and scheduling of stockholder meetings;
•providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and
•advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Shareholder Rights Agreement
On September 1, 2019, our board of directors adopted a shareholder rights agreement (the “rights agreement”) between us and Continental Stock Transfer & Trust Company, as rights agent. Pursuant to the rights agreement, we declared a dividend of one preferred share purchase right (a “right”) for each outstanding share of our common stock, payable to the shareholders of record on September 6, 2019. New rights will accompany any new shares of common stock issued after September 6, 2019. The rights trade with and are inseparable from our common stock and will not be evidenced by separate certificates unless they become exercisable. The rights will expire on March 1, 2021.
In general terms, the rights agreement works by imposing a significant penalty upon any person or group which acquires 30% or more of our outstanding common stock without the approval of our board of directors.
Each right will allow its holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock for $5.00, subject to adjustment as set forth in the rights agreement, once the rights become exercisable. Per the rights agreement, the rights will not be exercisable until the earlier of (1) 10 days after the public announcement that a person or group has become an Acquiring Person (as defined in the rights agreement) by obtaining beneficial ownership of 30% or more of our outstanding common stock or (2) 10 business days (or such later date as our board of directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.
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